UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Inrad Optics, Inc.

(Exact name of the registrant as specified in its charter)

New Jersey	0-11668	22-2003247
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

181 Legrand Avenue, Northvale, NJ	07647
(Address of principal executive offices)	(Zip code)

Theresa A. Balog	[Phone] 201-767-1910

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from anuary 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (the “Form SD”) of Inrad Optics, Inc. (“Inrad Optics” or the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2019 to December 31, 2019.

Inrad Optics is concurrently filing the required Conflict Minerals Report, which is publicly available on the Company’s Internet website at: http://www.inradoptics.com/about-us/investor-relations/sec-filings.

Item 1.02 Exhibit

Inrad Optics, as an exhibit to this Form SD, is filing the Conflict Minerals Report required by Item 1.01 of Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Inrad Optics, Inc.
(Registrant)

/s/ T. A. Balog	June 2, 2020
By T. A. Balog, CFO, Secretary and Treasurer	Date

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